MIRANDA GOLD CORP.

Suite 1500 – 701 West Georgia Street

Vancouver, B.C.

V7Y 1C6

March 4, 2008	TSX Venture Exchange Symbol: MAD

Frankfurt and Berlin Stock Exchange Symbol: MRG

NASD OTC Bulletin Board Exchange Symbol: MRDDF

   Tel: (604) 689-4580

  Fax: (604) 801-5911

    Toll Free: (877) 689-4580

 Email: mad@mirandagold.com

 Website: www.mirandagold.com

MIRANDA GOLD CORP. ANNOUNCES TERMINATION

OF ROMARCO AGREEMENT

Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) announces the termination of the Red Canyon exploration funding agreement with Romarco Minerals Inc. (“Romarco”). Since July 2006 Romarco has delivered Miranda 250,000 common shares of Romarco and expended in excess of $500,000 to fund exploration on the project. These expenditures included an eight hole drill program totaling 6,070 ft (1,850 m) that intersected 85 ft of 0.046 oz Au/t (25.9 m of 1.568 g Au/t).

Drilling at the Ice Prospect at Red Canyon by Romarco and others has identified a near-surface zone of oxidized gold mineralization that is hosted in Devonian limestone. The mineralized corridor is defined by five reverse-circulation drill holes and measures 250 ft by 740 ft (75 m by 225 m). Data compilation by Miranda geologists indicates that the exploration potential remains open along strike to the northeast in areas covered by post mineral volcanic rocks and alluvium. The northeast exploration potential is supported by existing drill holes, geologic mapping, gravity and structure contours.

Miranda is confident that quality targets still exist on the property and that further exploration and drilling is warranted. A new joint venture partner is currently being sought.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, P. Geo., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Barrick Gold Exploration Inc., the Cortez Joint Venture, the Buckhorn Joint Venture, Piedmont Mining Company Inc. and White Bear Resources Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.